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                     LEE ENTERPRISES, INCORPORATED

                          PART I.  EXHIBIT 11

               Computation of Earnings Per Common Share
                (In Thousands Except Per Share Amounts)


                        Three Months Ended    Nine Months Ended
                             June 30,              June 30,
                          1995       1994       1995       1994
                                       (Unaudited)

Net income applicable
  to common shares      $ 16,435   $ 14,367   $ 44,377   $ 37,248

Shares:
  Weighted average
    common shares
    outstanding           23,807     23,129     22,902     23,112
  Dilutive effect of
    certain stock
    options                  375        284        336        333
  Average common
    shares outstanding
    as adjusted           24,182     23,413     23,238     23,445

Earnings per common
  share                 $    .68   $    .61   $   1.91   $   1.59